UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30161 / August 3, 2012

In the Matter of

INDEXIQ ADVISORS LLC
INDEXIQ ACTIVE ETF TRUST
800 Westchester Avenue, Suite N-611
Rye Brook, New York 10573

(File No. 812-13957)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2
UNDER THE ACT AND CERTAIN DISCLOSURE REQUIREMENTS

IndexIQ Advisors LLC and IndexIQ Active ETF Trust filed an application on September 9, 2011
and an amendment to the application on March 6, 2012, March 27, 2012, and May 15, 2012,
requesting an order under section 6(c) of the Investment Company Act of 1940 (the "Act")
exempting applicants from section 15(a) of the Act and rule 18f-2 under the Act, as well as from
certain disclosure requirements. The order permits applicants to enter into and materially amend
subadvisory agreements without shareholder approval and also grants relief from certain
disclosure requirements.

On July 9, 2012, a notice of the filing of the application was issued (Investment Company Act
Release No. 30130). The notice gave interested persons an opportunity to request a hearing and
stated that an order granting the application would be issued unless a hearing was ordered. No
request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act that the relief requested by IndexIQ Advisors LLC and IndexIQ Active ETF Trust (File No. 812-13957) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary